Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available on the New T-Mobile website:

Our Wireless Future: Let’s Go Forward, Not Backward

John Legere

May 02, 2019

With everyone in the industry posting Q1 results over the last week or so, I thought it would be a great time to step back and take a broader look at what’s happening in wireless. Once again, T-Mobile’s results show that our business is continuing to fire on all cylinders, and I’m so proud of our team for all the hard work!

But let’s take a closer look at the industry overall. After all, we are just one provider, and the landscape is changing every day! So, after T-Mobile, do you know who the big winner is in bringing on new customers? Any guesses??

The answer is… Big Cable!! Wait, what?

Believe it or not, last week Comcast announced a net gain of 170,000 subscribers to its Xfinity Mobile wireless service, bringing its total wireless subscriber base to 1.4 million since its launch just a year ago. Then this week Charter announced it added 176,000 net new mobile customersduring the last quarter, meaning that Comcast and Charter have added more postpaid phone customers in Q1 2019 than AT&T and Verizon combined. In fact, Big Cable has added more postpaid phone customers than AT&T and Verizon combined in 2017, 2018, and now they’re on track to do it again in 2019. Yep, this is the Cableopoly that already boasted over 80 million cable customers at the end of 2018, while generating nearly $15 BILLION in free cash flow and more than $138 BILLION in revenue! And remember—they don’t even compete against each other! As one publication said, “Most of us live a local monopoly, cable-wise.”

Yep, say goodbye to those old school “industry lines.” The Cableopoly is ramping up to become a real player in the wireless market. Don’t be misled that they’re just another MVNO relationship. These guys mean business. Recent research from Duke University shows how they’ve jumped in: Big Cable is reselling service from traditional wireless players while also using their own high-capacity network facilities and expansive WiFi hotspot networks to create essentially independent wireless networks. Consumers are responding, too. In fact, a recent survey from Wall Street firm Barclays found that 40% of Americans would consider switching from their existing provider to wireless service offered by Big Cable.

Now, a couple million subscribers isn’t a big-time wireless provider… yet. It will take time for these businesses to reach real national scale. Trust me, we know. Think about this: In Q1 2019, for 24 straight quarters T-Mobile has added more than ONE MILLION new customers every single quarter. That’s huge. You’d think those numbers would fundamentally change the competitive standing of our wireless industry, right? Not really. At the end of 2017, Verizon and AT&T had approximately 70% market share—including a whopping 90% share of the enterprise market—and for 2018, had over 90% of the industry cash flow. They have a massive capital advantage that’s not going anywhere.

So, if AT&T and Verizon have such an advantage in wireless, then why is Big Cable barging into this space? Because that’s where everyone is headed. All content is going to the Internet, and the Internet is going mobile. I’ve been saying that for years, and it’s true! The result? Industry lanes are gone and convergence is officially the new norm. Traditional wireless companies are buying content creators. The Cableopoly is getting into the wireless game. It’s like the Wild West out here!

The race to our wireless future is on… and AT&T, Verizon, Comcast, Charter, Dish, etc. are ALL vying for leadership in the new era. But for consumers this future is still bleak, if things stay with the status quo. We’re talking about companies that are known for high prices, spotty coverage, terrible customer service, tepid 5G plans, and an expanding Digital Divide with bad bundled services galore. Sounds fantastic, right? No. Not at all. Someone needs to force all of these companies to treat consumers right!

A True #3 in Wireless

As the Un-carrier, we have always worked hard to disrupt the status quo! We eliminated two-year service contracts and overage penalties AND we led the move to Unlimited data, which has simplified the customer experience and redefined service. We’ve been the disruptive force this broken industry needed for the past few years, and we absolutely plan to keep eliminating pain points and keep listening to our customers for years to come!

But things are changing. The market is changing. Consumer needs are changing. 5G is coming!

Our industry needs a bigger, stronger player that drives competition and truly fights for the rights of consumers against the Big Two wireless carriers and the Cableopoly. A competitor with the scale and resources to really compete in a 5G era, for the long haul! One that makes our wireless future something that works for consumers and one can take on the big wireless players, the big cable companies and anyone else with massive resources, who wants to jump into wireless.

The New T-Mobile will be that player.

To start, as the New T-Mobile, we will expand our planned investments in the network by investing nearly $40B in the first three years alone! A supercharged Un-carrier will force the giants to follow our lead and put customers first, creating competition with innovative products that deliver mobile services across a variety of platforms at dramatically faster speeds and being a disruptive force for good. Thanks to our complementary spectrum assets with Sprint, even as the number-three wireless provider, we can deliver the #1 network with unprecedented capacity. And we can do it quickly! As wireless becomes more and more important to consumers, we will have every incentive to put our network capacity to work by offering consumers so much more for so much less. This will force anyone offering wireless services to step up to match us on our value, customer service and network quality. Yes, even the cable guys!

We’ve seen this shift coming and have already started laying the foundation for a world where we bring real choice to life and compete in this converging world. We recently introduced ourHome Internet Pilot, but that’s only the start. The New T-Mobile’s deep spectrum assets and solid financial resources, coupled with our latest TVision offering, will position the company to bring innovative and disruptive video services to consumers across the country. We are creating a new “Un-wired” and “Un-cabled” competitor that will be laser-focused on giving our customers more for less.

Today’s status quo only helps Verizon, AT&T and the Cableopoly. The U.S. has long needed a third scaled competitor to challenge AT&T and Verizon, and with the 5G revolution the need for a super-charged, consumer-first competitor is an absolute imperative. I’m sure no one thinks that should be Big Cable—except maybe Big Cable! I’m sure not hearing a groundswell saying they should be able to exploit a broken wireless industry just to expand their monopolies and become an even bigger part of Americans’ daily lives. I’m not seeing the emergence of a strong consumer advocate group clamoring for them to bring their excellent customer service to the masses (because, remember, they are literally the worst). Why? Because no one wants that! Consumers don’t deserve that. If this is where we’re headed, I’m afraid we’re going backward!

The New T-Mobile will finally have the scale and financial resources to be that disruptive rival that the U.S. market so badly needs. We’ll be bigger and even more aggressive in our fight to eliminate consumer pain points. We have a plan to compete toe-to-toe with established leaders and the new entrants to drive competition and innovation, bringing more choice and lower prices to all consumers. Trust me when I say, consumers need the New T-Mobile, and we need U.S. consumers. We will force these other guys to change, because we will never stop!

John

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.